EXHIBIT (12)
                               SPRINT CORPORATION
                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES


                                                      1996         1995         1994          1993         1992
-------------------------------------------------------------------------------------------------------------------
                                                                           (in millions)
Earnings
    Income from continuing operations before
      taxes                                      $    1,911.9 $    1,480.4 $    1,387.9 $      813.1  $     842.7
    Capitalized interest                               (104.0)       (57.0)        (7.5)        (7.3)       (10.4)
    Equity in losses of less than 50 percent
      owned entities                                    262.2         31.4         --           --           --
-------------------------------------------------------------------------------------------------------------------

Subtotal                                              2,070.1      1,454.8      1,380.4        805.8        832.3
                                                 ------------------------------------------------------------------

Fixed charges
    Interest charges                                    300.7        317.7        308.2        374.3        434.8
    Interest factor of operating rents                  119.2        120.1        111.5        117.4        113.2
    Pre-tax cost of preferred stock
      dividends of subsidiaries                           0.4          0.7          0.9          1.6          2.1
-------------------------------------------------------------------------------------------------------------------

Total fixed charges                                     420.3        438.5        420.6        493.3        550.1
                                                 ------------------------------------------------------------------

Earnings, as adjusted                            $    2,490.4 $    1,893.3 $    1,801.0 $    1,299.1  $   1,382.4
                                                 ------------------------------------------------------------------

Ratio of earnings to fixed charges                    5.93 (1)     4.32 (2)       4.28       2.63 (3)       2.51
                                                 ------------------------------------------------------------------

(1) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.07 for 1996.

(2) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring charge of $88 million recorded in 1995. Excluding this charge, the ratio of earnings to fixed charges would have been 4.52 for 1995.

(3) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $293 million recorded in 1993. Excluding these costs, the ratio of earnings to fixed charges would have been 3.23 for 1993.

NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations before taxes less capitalized interest and equity losses of less than 50 percent owned entities included in income and (b) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.